Power & Digital Infrastructure Acquisition Corp.

321 North Clark Street, Suite 2440

Chicago, Illinois 60654

VIA EDGAR

October 4, 2021

Attention:	Kathryn Jacobson

Robert Littlepage

Edwin Kim

Kathleen Krebs

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Re:	Power & Digital Infrastructure Acquisition Corp.

Registration Statement on Form S-4

Filed August 11, 2021

File No. 333-258720

Ladies and Gentlemen:

Set forth below are the responses of Power & Digital Infrastructure Acquisition Corp. (the “Company” or “XPDI”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 13, 2021, with respect to the Company’s Registration Statement on Form S-4, File No. 333-258720, filed with the Commission on August 11, 2021 (the “Preliminary Registration Statement”).

In addition, concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Preliminary Registration Statement (“Amendment No. 1”) in response to the Staff’s comments.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions in the responses below correspond to Amendment No. 1, and capitalized terms used but not otherwise defined in the responses below have the meanings given to them in Amendment No. 1.

Registration Statement on Form S-4 filed August 11, 2021

Do I Have Redemption Rights?, page 8

1.

It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at the minimum and maximum redemption levels.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 9 of Amendment No. 1 to disclose the effective underwriting fee in the no redemption and maximum redemption scenarios. The Company respectfully advises the Staff that in a maximum redemption scenario, the Trust Account balance will have been reduced to approximately $0. The Company has revised the disclosure on page 9 of Amendment No. 1 to clarify that the full amount of the deferred underwriting fee shall be payable in such event, rather than providing an effective underwriting fee on a percentage basis in the maximum redemption scenario.

What Vote is Required to Approve Each Proposal at the XPDI Special Meeting?, page 11

2.

You disclose the Power & Digital Infrastructure Acquisition Corp. (“XPDI”) common stock needed to approve the business combination is the majority of the votes cast, subject to the quorum requirements. In light of the Sponsor Agreement that Founder Shares will vote to approve the all of the proposals, please disclose the percentage of non-affiliated public shares needed to approve the business combination proposal. Further, please provide this information assuming only a quorum is present.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 12 of Amendment No. 1 to disclose the percentage of non-affiliated public shares needed to approve the Business Combination Proposal, both assuming that all issued and outstanding shares of XPDI common stock are voted and assuming only the minimum number of shares representing a quorum is present and voting.

Summary, page 16

3.

Either in the summary or in a Q&A, please disclose the approximate number of Class A shares of New Core Scientific that will be issued to Core Scientific stockholders at the close of the business combination. Further, please estimate the amount of New Core Scientific Class A shares that underlie the existing convertible promissory notes of Core Scientific.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 7–8 of Amendment No. 1 in response to the Staff’s comment.

4.

Please briefly describe the terms of the acquisitions of Blockcap and RADAR by Core Scientific that occurred in July 2021 and quantify the amount and value of the consideration paid. Further, please disclose the related party nature of the acquisition of Blockcap and discuss its ties to the management of Core Scientific and its principal stockholders.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 25 of Amendment No. 1 in response to the Staff’s comment.

5.

Your registration statement refers to the issuance of Class A Common Stock to stockholders of Core Scientific as part of the initial business combination. Please clarify in the Q&A and Summary sections that New Core Scientific is intended to only have one class of common stock post-merger, as the XPDI Class B common stock issued to the Sponsors will be converted to Class A shares prior to the business combination.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 4–5, 25 and 26 of Amendment No. 1 to clarify that New Core is intended to only have one class of common stock post-merger.

6.

Either in a Q&A or in the Summary, please clarify that even if current unitholders of XPDI redeem their Class A Common Stock, they will retain their public warrant underlying the unit and will continue to be a security holder of New Core Scientific until they sell, exercise or have their warrants redeemed post-merger. Further, please describe the circumstances under which you may redeem the warrant for $0.01 per warrant if the price of the common stock exceeds $18 per share.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 5 of Amendment No. 1 as requested.

Risk Factors

XPDI does not have a specified maximum redemption threshold..., page 81

7.

We note that you do not appear to have a minimum cash requirement or maximum redemption threshold. Accordingly, it appears that nearly all of the XPDI public shares may be redeemed, yet the merger may still be approved by public stockholders. Please address that should a large number of public shares be redeemed, there may be substantial volatility in the price of your common stock immediately after the merger due to a low amount of shares available for sale in the public markets.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 82 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information

Description of Blockcap Acquisition, page 92

8.

We note that Core Scientific’s acquisition of Blockcap is expected to be accounted for as a business combination using the acquisition method of accounting. Considering that Core Scientific and Blockcap were both founded by Darin Feinstein and thus, appear to be under common control, please provide us your analysis explaining why the acquisition method of accounting would be appropriate. In this regard, we considered the information on Mr. Feinstein and the background of both companies at https://darinfeinstein.com.

RESPONSE: The Company acknowledges the Staff’s comment and informs the Staff that while Blockcap and Core Scientific are related parties, the entities are not under common control. In assessing “control,” management considered the definition of “controlling financial interest” within ASC 810-10-15-8, which states, “For legal entities other than limited partnerships, the usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, of more than 50 percent of the outstanding voting shares […]” (emphasis added). As “common control” is not explicitly defined within the guidance, management also considered the examples provided in ASC 805-50-15-6; paragraph BC69 of ASU 2015-02, which states that entities under common control include “subsidiaries controlled (directly or indirectly) by a common parent, or a subsidiary and its parent” (emphasis added); and the degree of common ownership—none of which apply to the Core/Blockcap merger.

With respect to Mr. Feinstein, Mr. Feinstein held an approximately 12% equity ownership interest in Blockcap as of the date of the Core/Blockcap merger and was determined to not have a controlling financial interest in Blockcap. Mr. Feinstein also owned approximately 12% of Core Scientific’s capital stock through BCV 55 LLC, BCV 66 LLC and BCV 77 LLC (collectively, the “BCV Entities”). The Company has therefore determined that Mr. Feinstein does not have a controlling financial interest in any of the BCV Entities or Core Scientific.

Accordingly, the Company determined that the Core/Blockcap merger should be accounted for as a business combination in accordance with ASC 805-10 with Core Scientific determined to be the accounting acquirer.

Description of the Issuance of Convertible Notes, page 93

9.

We note that the conversion price of the convertible notes resets to 65-80% of the price paid in a SPAC merger, depending on the timing of the change in control or SPAC merger. Based on your anticipated closing of the SPAC merger, please disclose information regarding the new conversion price and the number of shares that would have been included in the calculation of diluted earnings per share, had they not have been antidilutive. Additionally, please update note (1) on page 110 to include such conversion information.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 111–112 of Amendment No. 1 in response to the Staff’s comment.

Unaudited Pro Forma Core Scientific Condensed Combined Balance Sheet

Adjustments to Unaudited Pro Forma Condensed Combined Core Scientific and Blockcap Balance Sheet, page 105

10.

Please expand footnote (A)1 to disclose your methodology and assumptions underlying your valuation of the digital assets and the mining equipment so that it is transparent how you calculated the adjustment amounts. With respect to the digital assets, separately quantify the holdings of Bitcoin, Ethereum and Siacoin.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 106 of Amendment No. 1 in response to the Staff’s comment.

Information About Core Scientific, page 143

11.

In light of the recent acquisitions of RADAR and Blockcap by Core Scientific and how each had been a prior customer of Core Scientific, please briefly describe the business of these acquired companies in further detail and describe your plans for integration.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 145 of Amendment No. 1 in response to the Staff’s comment. In addition, the Company respectfully advises the Staff that almost the entirety of Blockcap’s historical business operations involved securing hosting support space in existing Core Scientific facilities. Since the acquisition of Blockcap can in effect be characterized as the indirect purchase of additional mining equipment that is both complementary, if not identical, to the mining equipment used in Core Scientific’s existing self-mining business, and already operating securely in existing Core Scientific facilities, Core Scientific has not devoted significant resources to integration, and does not propose to disclose such plans. In addition, much if not all of RADAR’s technologies and offerings are still in early stages of development or deployment, and Core Scientific has not engaged in significant integration preparation, other than onboarding and integration of RADAR employees. In addition, the Company respectfully informs the Staff that RADAR was not a prior customer of Core Scientific or the Company.

12.

We note that you have significant amounts of high hash rate data mining rigs on order that greatly exceeds the hash rates for your existing equipment according to page 166. Please briefly provide a description of how you allocate your ordered equipment between self-mining rigs versus hosting rigs. It appears you are allocating more higher hash rate rigs to your self-mining operations than in the past. Please clarify the differences in cost and if this strategic shift adds more risk to your operations and financial condition.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 169 of Amendment No. 1 in response to the Staff’s comment. In addition, the Company respectfully advises the Staff that while it is true that an increased number of higher hash rate mining rigs are being allocated to Core Scientific’s self-mining operations, that occurrence is the natural confluence of newer mining machines generally featuring higher hash rates and Core Scientific’s general shift towards self-mining. Mining machines are generally priced according to hash rate and higher hash rate machines are more expensive than lower hash rate machines. Core Scientific believes that higher cost machines generally have a longer life span and tend to have fewer repair issues, making them a more efficient mining tool. Core Scientific does not believe that its general shift towards self-mining presents material risks to its operations or financial condition.

13.

With respect to your Self-Mining operations, please briefly describe your strategy as to how you intend to manage your digital asset inventory. For example, it is unclear whether you will regularly diversify into other digital assets or fiat currency to reduce risk at regular intervals.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 168 of Amendment No. 1 in response to the Staff’s comment.

Power Providers and Facility Development, page 147

14.

Please clarify how Core Scientific has determined that over 50% of the power used in its operation was generated from non-carbon emitting, renewable sources. With respect to Core Scientific’s long-term local power agreements, please describe any provisions that require the power to be sourced from renewable energy sources and clarify whether it is charged materially higher energy costs.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 149–150 of Amendment No. 1 in response to the Staff’s comment. The Company further advises the Staff that none of Core Scientific’s long-term power agreements contain provisions requiring power to be sourced from renewable energy.

15.

Please clarify how Core Scientific determines how the power it receives from its suppliers are derived from non-carbon emitting, renewable sources. For example, please clarify whether the power suppliers specify how many kilowatts of energy are provided to Core Scientific from renewable sources, such as solar or wind energy.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 149–150 of Amendment No. 1 in response to the Staff’s comment.

16.

Please provide more information regarding the Green-E Certificate Program and how it operates and clarify the sources of the energy credits Core Scientific is purchasing to remain carbon neutral. For example, please clarify whether Core Scientific purchases these credits from its power suppliers or if they are purchased on the open market.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 149–150 of Amendment No. 1 in response to the Staff’s comment.

17.	Clarify how Core Scientific is able to determine that such certificates are sufficient to offset its carbon emissions.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 149–150 of Amendment No. 1 in response to the Staff’s comment.

18.	Please quantify the dollar amount of energy credits Core Scientific has purchased and clarify the size or scale of the carbon offsets they are meant to represent.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 149–150 of Amendment No. 1 in response to the Staff’s comment.

19.	While you disclose the amount of megawatts you generate, please clarify how you measure your efficiency of your data mining equipment by kilowatt hour.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 149–150 of Amendment No. 1 in response to the Staff’s comment. In addition, the Company respectfully informs the Staff that Core Scientific does not generate megawatts, but instead purchases power. Core Scientific does not monitor efficiency of its data mining equipment on a per-machine or aggregated basis, but it does refer to manufacturer power specifications when forecasting future energy consumption.

Executive and Director Compensation of Core Scientific

Outstanding Equity Awards at Fiscal Year-End, page 157

20.

We note that a significant amount of RSUs held by B. Kevin Turner have not vested as of his termination date. Please make clear if such awards would be settled in shares of XPDI Class A Common Stock or forfeited as of the closing of this transaction. Expand note (3) on page 110 of the pro forma financial information to include this clarification.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 160 and 112 of Amendment No. 1 in response to the Staff’s comment to disclose the number of shares underlying Mr. Turner’s RSUs that have satisfied the time-based vesting condition as of his termination date.

Core Scientific’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Digital Currency Assets, page 195

21.

We note that digital currency assets are deemed intangible assets and that you recognize digital asset mining income below gross profit since the counterparty in such sale or exchange transaction does not appear to be your customer. Tell us how you considered classifying cash flows from digital currency assets within cash flows from investing activities instead of operating activities.

RESPONSE: The Company respectfully advises the Staff that Core Scientific includes digital asset mining income as a component of revenue and includes these activities within operating activities on its Consolidated Statements of Cash Flows.

With respect to the sales of digital assets earned from digital asset mining activities, the proceeds from sale are included within operating activities on Core Scientific’s Consolidated Statements of Cash Flows.

The gain or loss on the sale of digital assets is included as a separate line item below gross profit and included as a component of operating activities on Core Scientific’s Consolidated Statements of Cash Flows. For the years ended December 31, 2020 and 2019, the gain from sales of digital currency assets was $65 thousand and $806 thousand, respectively. For the six months ended June 30, 2021, gain (loss) from sales of digital currency assets was $14 thousand and $(4) thousand, respectively.

Security Ownership of Certain Beneficial Owners and Management of Core Scientific, page 197

22.	Please provide the beneficial ownership of Core Scientific prior to the initial business combination.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 203–206 of Amendment No. 1 in response to the Staff’s comment.

Recommendation of the XPDI Board of Directors and Reasons for the Approval of the Merger, page 216

23.	Please clarify whether XPDI board considered the related party nature of the Blockcap/RADAR acquisitions with respect to its recommendation to approve the merger with Blockcap.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 221 and 225 of Amendment No. 1 to clarify that XPDI’s board of directors considered the related party nature of the Core/Blockcap merger with respect to its recommendation to approve the merger. The Company respectfully advises the Staff that other than RADAR being a subsidiary of Blockcap, the Company was not aware of any material relationships between Core Scientific and RADAR or Blockcap and RADAR.

Certain Projected Information of Core Scientific, page 218

24.

With respect to your projections for fiscal years 2021 and 2022 on page 220, please clarify how much of the growth in these figures in 2022 is attributable to the RADAR and Blockcap acquisitions. Further, please clarify how much is of the growth in 2022 is attributable to the opening of your Georgia and North Dakota facilities.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 228 of Amendment No. 1 in response to the Staff’s comment.

25.

Please clarify the basis for the hash rate to increase from 11 EH/S to 31 EH/S from the projected 2021 to 2022 periods. The 2022 projections significantly exceeds the hash rate for the mining equipment you have on order. Please clarify whether you expect a significantly different mix of mining equipment in 2022 than what is currently in operation and on order, per page 166, to account for the significant increase in its computer power.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 227–228 of Amendment No. 1 in response to the Staff’s comment.

26.

In light of the differing business models for the companies used for your comparables analysis, as Core Scientific’s operations and sources of revenue are more diverse and less reliant on self-bitcoin mining, please clarify whether management considered other methods of valuation beyond the Enterprise Value / December 2022 Annualized Adjusted Revenue multiples where all sources of revenue are aggregated in the comparables analysis. Further, please clarify whether your board was provided and/or considered additional financial or operating metrics from Core Scientific.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 227 and 229 of Amendment No. 1 as requested.

27.

We note that your projections rely on a recent market price for Bitcoin in your projections for revenue and adjusted revenue used in your multiples comparison. Please clarify whether the board considered the volatility of the market price in its evaluation of fairness or valuation of Core Scientific.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 229 and 230 of Amendment No. 1 as requested.

Other Agreements, page 237

28.	Please identify the Anchor Investors that will purchase Founder shares upon the close of the merger.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 1 of Amendment No. 1 to identify the anchor investors that will purchase Founder Shares upon the close of the merger.

Core Scientific Holding Co.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Digital Currency Assets, page F-50

29.

We note on page 56 that certain of your digital asset holdings are stored using Bittrex, Inc. (“Bittrex”) and Coinbase Global, Inc. (“Coinbase”), each a third-party digital asset service. Considering the numbers of bitcoins that you were awarded during 2019 (516) and 2020 (328) as reported on page 183 and prior periods as well, please explain why you do not report any digital assets on your balance sheet. As appropriate, please disclose your off-balance sheet holdings of digital currency assets (if any held by Bittrex or Coinbase) and your assessment as to who has control of those assets. In your response, please address pertinent terms and conditions of the respective agreements.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page F-86 of Amendment No. 1 in response to the Staff’s comment.

4. Other Assets, page F-57

30.

We note on page 147 that you achieved net carbon neutral status through the purchase of green e-certified renewable energy credits (“REC”). Please disclose your basis of accounting for these renewable energy credits and how they are presented in the financial statements.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that Core Scientific acquires RECs for use, and not for resale, and recognizes the cost of RECs as an expense when they are delivered within general and administrative expenses in Core Scientific’s Consolidated Statements of Operations and Comprehensive Income (Loss). Core Scientific uses and retires RECs shortly after they are delivered. Purchases of RECs are presented as cash used in operating activities in Core Scientific’s Consolidated Statements of Cash Flows. Payments for RECs to be delivered at a future date are presented as other current assets on Core Scientific’s Consolidated Balance Sheets. For the six months ended June 30, 2021, Core Scientific recognized $0.3 million in REC expenses and does not view this amount as material. Core Scientific intends to discuss basis of accounting for such RECs in its financial statements when and if purchases of RECs became material.

Blockcap Inc., page F-95

31.	Please include the historical unaudited interim financial statements of Blockcap from which the pro forma information was derived.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that the historical unaudited interim financial statements of Blockcap from which the pro forma information was derived were included on pages F-166 to F-180 of the Preliminary Registration Statement. However, such financial statements were inadvertently listed in the Preliminary Registration Statement’s Index to Financial Statements under RME Black 200, LLC (please see page F-3 of the Preliminary Registration Statement). The Company has revised the Index to Financial Statements on page F-2 of Amendment No. 1 to correctly reflect the inclusion of the requested information in response to the Staff’s comment. The unaudited interim financial statements of Blockcap for the six months ended June 30, 2021 from which the current pro forma information has been derived are included on pages F-121 to F-134 of Amendment No. 1.

2. Summary of Significant Accounting Policies

f) Digital Assets, page F-102

32.

Please disclose the unit of account (i.e., a Bitcoin unit or a divisible fraction of a Bitcoin unit) at which each digital asset is recorded and tested for impairment. Refer to paragraphs 21–27 of FASB ASC 350-30-35.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages F-104 and F-128 of Amendment No. 1 in response to the Staff’s comment.

j) Revenue from contracts with customers, page F-103

33.

We note that the Company is entitled to a fractional share of the fixed cryptocurrency award the mining pool operator receives (less digital asset transaction fees to the mining pool operator which are recorded as a component of cost of revenues), for successfully adding a block to the blockchain. Regarding the digital asset transaction fees paid to the mining pool operator, please provide us your analysis on how such fees may be deemed a payment for a distinct good or service received from the customer and your assessment of its fair value. Clarify whether the fees are paid in cash or netted against the cryptocurrency award. Refer to ASC 606-10-32-25.

RESPONSE: The Company respectfully advises the Staff that, for Blockcap, no pool fees were charged in the year ended December 31, 2020, as both pools used (Luxor and ViaBTC) provided a 0% fee incentive to Blockcap for the provision of hash power. Also, for the six-month period ended June 30, 2021, for all three pools used (Luxor, ViaBTC and Foundry), no pool fees were charged as all three pools provided 0% fee incentives to Blockcap for the provision of hash power.

General

34.	Please comply with inline XBRL tagging requirements or advise us. Refer to https://www.sec.gov/structureddata/osd-inline-xbrl.html.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has complied with inline XBRL tagging requirements with respect to its preparation and filing of Amendment No. 1.

*****

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact Debbie Yee of Kirkland & Ellis LLP at (713) 836-3630.

Sincerely,

POWER & DIGITAL INFRASTRUCTURE ACQUISITION CORP.

By:	/s/ Patrick C. Eilers
Name:	Patrick C. Eilers
Title:	Chief Executive Officer

cc:	Debbie Yee, Esq. (Kirkland & Ellis LLP)
Julia Danforth (Kirkland & Ellis LLP)